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SEC FILE NUMBER 000-53915

CUSIP NUMBER 62950C 202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
             NYTEX ENERGY HOLDINGS, INC.

Full Name of Registrant
             NOT APPLICABLE

Former Name if Applicable
             12222 MERIT DRIVE, SUITE 1850

Address of Principal Executive Office (Street and Number)
             DALLAS, TEXAS 75251

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
The Annual Report on Form 10-K (the “2010 Form 10-K”) of NYTEX Energy Holdings, Inc. (the “Company”) for the year ended December 31, 2010, could not be filed within the prescribed period because the Company has not completed its compilation of certain information required in order to permit the Company to file a timely and accurate report on the Company’s financial condition. The delay has resulted primarily from the relatively short period of time between completion of the Company’s acquisition of Francis Drilling Fluids, Ltd. on November 23, 2010, and the 2010 Form 10-K filing deadline.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Kenneth K. Conte, Executive Vice President and CFO	972	770-4700

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes    ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company’s acquisition of Francis Drilling Fluids, Ltd. on November 23, 2010 resulted in an increase in revenue to increase from $567,559 for the fiscal year ended 2009 to approximately $7.8 million for the fiscal year ended 2010. In addition, loss before income taxes increased from $3,357,496 for the fiscal year ended 2009 to approximately $18.3 million for the fiscal year ended 2010, due largely to a derivative liability incurred upon the Company’s issuance of warrants in connection with the financing of its acquisition of Francis Drilling Fluids, Ltd.
NYTEX Energy Holdings, Inc.
          (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2011	By:	/S/ Michael K. Galvis

	Name:	Michael K. Galvis
	Title:	President and Chief Executive Officer

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